As filed with the Securities and Exchange Commission on August 1, 2005





August 1, 2005



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Request for Withdrawal
               Cinergy Corp., et al. ("Applicants") Application-Declaration on Form U-1, filed August 19, 2004
               File No. 70-10242 ("Application")

         The Applicants respectfully withdraw the Application.

                                           Sincerely,


                                           /s/George Dwight, II
                                           George Dwight, II
                                           Associate General Counsel